Custody Agreement
SCHEDULE II SERIES

448330	GaveKal Knowledge Leaders Developed World ETF	July 08, 2015
448329	GaveKal Knowledge Leaders Emerging Markets ETF	July 08, 0215
824504	The Wear ETF	August 2, 2016
541865	Saba Interest Rate Hedged CEF ETF	March 13, 2017
983931	ProSports Sponsors ETF	July 11, 2017

EXCHANGE LISTED FUNDS TRUST

By:

Title: J. Garrett Stevens
Date: 7-6-17

THE BANK OF NEW YORK MELLON

By:

Title:
Date: